Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:		Scott Anderegg
Division of Corporation Finance
Office of Trade & Services

Lilyanna Peyser
Division of Corporation Finance
Office of Trade & Services

	Re:	ADT Inc.
Preliminary Schedule 14C
Filed on August 6, 2020
File No. 001-38352

Dear Mr. Anderegg and Ms. Peyser:

This letter is being submitted in response to the comment letter dated August 18, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to James D. DeVries, Chief Executive Officer of ADT Inc. (the “Company”), relating to the Company’s Preliminary Schedule 14C, filed on August 6, 2020 (the “Preliminary Schedule 14C”). The Company has also revised the Preliminary Schedule 14C in response to Staff’s comments and, concurrently with delivery of this letter, filed with the Commission an amendment to the Preliminary Schedule 14C (the “Amended Preliminary Schedule 14C”) which reflects these revisions in the Preliminary Schedule 14C.

The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers correspond to the Amended Preliminary Schedule 14C, filed with this letter on August 21, 2020.

The Company has asked us to convey the following as its responses to the Staff:

Notice of Action by Written Consent of the Holders of the Majority Voting Power of the Company’s Common Stock, page 1

1.

We note your statement here that your new charter, “provides that the U.S. federal district courts shall, to the fullest extent permitted by law, be the sole and exclusive forum for any claims arising under the Securities Act of 1933, as amended (the “Securities Act”).” Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provision does not apply to claims arising under the Exchange Act, please revise the charter to clearly state that this is the case, or provide reasonable assurance that you will make future investors aware of the provision’s limited applicability (for example, by including such disclosure in your future Exchange Act reports).

The Company acknowledges the Staff’s comment and has revised the Preliminary Schedule 14C in response to the Staff’s comment to clarify that the forum selection provision in the new charter does not apply to actions arising under the Exchange Act. Please see pages 11 and 23 of the Amended Preliminary Schedule 14C. The Company further advises the Staff that it will include a similar clarifying statement in its future filings with the Securities and Exchange Commission.

Increase in Shares Authorized for Issuance, page 10

2.

It appears that this proposal is in connection with the consummation of your acquisition of Cell Bounce. As such, it appears that you are required to provide the information required by Items 11, 13 and 14 of Schedule 14A. Please refer to Note A of Schedule 14A, which requires the disclosure required by Items 11, 13 and 14 because shareholder approval of an increase in shares authorized for issuance is related to an acquisition. Please revise or advise us why you do not need to provide this information.

The Company acknowledges the Staff’s comment and has revised the Preliminary Schedule 14C in response to the Staff’s comment to clarify that the increase in shares authorized for issuance is not related to the acquisition of Cell Bounce. Please see page 11 of the Amended Preliminary Schedule 14C.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3085 or Christodoulos Kaoutzanis at (212) 373-3445.

Very truly yours,

/s/ Tracey Zaccone, Esq.
Tracey Zaccone, Esq.

cc:	David Smail, Esq.

ADT Inc.